Exhibit 99.1

HUDBAY MINERALS INC.

Management’s Discussion and Analysis of

Results of Operations and Financial Condition

For the three and nine months ended

September 30, 2014

October 29, 2014

NOTES TO READER

This Management’s Discussion and Analysis (“MD&A”) dated October 29, 2014 is intended to supplement HudBay Minerals Inc.’s unaudited condensed consolidated interim financial statements and related notes for the three and nine months ended September 30, 2014 and 2013 (the “consolidated interim financial statements”). The consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), including International Accounting Standard 34 Interim Financial Reporting, as issued by the International Accounting Standards Board.

Additional information regarding HudBay Minerals Inc., including the risks related to our business and those that are reasonably likely to affect our financial statements in the future, is contained in our continuous disclosure materials, including our most recent Annual Information Form (“AIF”), audited consolidated financial statements, Management Information Circular, and MD&A for the three and six months ended June 30, 2014 available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

All amounts are in Canadian dollars unless otherwise noted.

References to “Hudbay”, the “Company”, “we”, “us”, “our” or similar terms refer to HudBay Minerals Inc. and its direct and indirect subsidiaries as at September 30, 2014. “Hudbay Peru” refers to HudBay Peru S.A.C., our wholly-owned subsidiary which owns a 100% interest in the Constancia project, and “Augusta” refers to “Augusta Resource Corporation” our wholly-owned subsidiary which, through subsidiaries, owns a 92.05% interest in the Rosemont project.

Forward-Looking Information

This MD&A contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. All information contained in this MD&A, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this MD&A is qualified by this cautionary note.

Forward looking information includes, but is not limited to, statements with respect to our objectives, strategies, intentions, expectations and guidance and future financial and operating performance and prospects, the permitting, development and financing of the Rosemont project, production at our 777, Lalor and Reed mines and initial production from the Constancia project, continued processing at our Flin Flon concentrator, Snow Lake concentrator and Flin Flon zinc plant, our ability to complete the development of our Lalor and Constancia projects and the anticipated scope and cost of any development plans for these projects, anticipated timing of our projects and events that may affect our projects, including the anticipated issue of required licenses and permits, the anticipated effect of external factors on revenue, such as commodity prices, anticipated exploration and development expenditures and activities and the possible success of such activities, estimation of mineral reserves and resources, mine life projections, timing and amount of estimated future production, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to:

•                  the success of mining, processing, exploration and development activities;

•                  the accuracy of geological, mining and metallurgical estimates;

•                  the costs of production;

•                  the supply and demand for metals we produce;

•                  no significant and continuing adverse changes in financial markets, including commodity prices and foreign exchange rates;

•                  the supply and availability of reagents for our concentrators;

•                  the supply and availability of concentrate for our processing facilities;

•                  the supply and the availability of third party processing facilities for our concentrate;

•                  the supply and availability of all forms of energy and fuels at reasonable prices;

•                  the availability of transportation services at reasonable prices;

•                  no significant unanticipated operational or technical difficulties;

•                  the execution of our business and growth strategies, including the success of our strategic investments and initiatives;

•                  the availability of additional financing, if needed, under our standby credit facility for Constancia and our corporate credit facility;

•                  the availability of financing for our exploration and development projects and activities;

•                  the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects;

•                  the timing and receipt of various regulatory and governmental approvals;

•                  the availability of personnel for our exploration, development and operational projects and ongoing employee relations;

•                  our ability to secure required land rights to complete our Constancia project;

•                  maintaining good relations with the communities in which we operate, including the communities surrounding our Constancia and Rosemont projects and First Nations communities surrounding our Lalor project and Reed mine;

•                  no significant unanticipated challenges with stakeholders at our various projects, including our newly acquired Rosemont project;

•                  no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;

•                  no contests over title to our properties, including as a result of rights or claimed rights of aboriginal peoples;

•                  the timing and possible outcome of pending litigation and no significant unanticipated litigation;

•                  certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; and

•                  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, the development of the Rosemont project not occurring as planned, any material inaccuracy in Augusta’s historical public disclosure and representations in the support agreement upon which our offer to acquire Augusta was predicated, the failure to obtain required approvals or clearances from government authorities on a timely basis, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of our projects (including the impact on project cost and schedule of construction delays and unforeseen risks and other factors beyond our control), depletion of our reserves, risks related to political or social unrest or change and those in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, dependence on key personnel and employee and union relations, volatile financial markets that may affect our ability to obtain financing on acceptable terms, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, including the historical estimates of mineral reserves and resources at the Rosemont project, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, our ability to comply with our pension and other post-retirement obligations, our ability to abide by the covenants in our debt instruments or other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in our MD&A for the three and six months ended June 30, 2014 and our most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. We do not assume any obligation to update or revise any forward-looking information after the date of this MD&A or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the Securities and Exchange Commission (the “SEC”) set forth in Industry Guide 7. Under the SEC’s Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. In accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves.

Presentation of Non-IFRS Financial Performance Measures

We use realized prices as a non-IFRS financial performance measure in our MD&A. For a detailed description, please see the discussion under “Financial Review” beginning on page 15 of our MD&A. In addition, we use operating cash flow per share and cash cost per pound of copper sold as non-IFRS financial performance measures in our MD&A. For a detailed description of each of the non-IFRS financial performance measures used in this MD&A, please see the discussion under “Non-IFRS Financial Performance Measures” beginning on page 31 of our MD&A.

Qualified Person

The technical and scientific information in this MD&A related to the Constancia project has been approved by Cashel Meagher, P. Geo, our Vice President, South America Business Unit. The technical and scientific information related to all other sites and projects contained in this MD&A has been approved by Robert Carter, P. Eng, our Director, Technical Services. Messrs. Meagher and Carter are qualified persons pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the Technical Reports for our material properties as filed by us on SEDAR at www.sedar.com.

OUR BUSINESS

We are an integrated mining company producing copper concentrate (containing copper, gold and silver) and zinc metal. With assets in North and South America, we are focused on the discovery, production and marketing of base and precious metals. Through our subsidiaries, we own copper/zinc/gold mines, ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan and copper projects in Cusco (Peru) and Arizona (United States). We also have equity investments in a number of junior exploration companies. Our growth strategy is focused on the exploration and development of properties we already control, as well as other mineral assets we may acquire that fit our strategic criteria. Our mission is to create sustainable value through increased commodity exposure on a per share basis for our shareholders. We are governed by the Canada Business Corporations Act and our shares are listed under the symbol “HBM” on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. We also have warrants listed under the symbol “HBM.WT” on the Toronto Stock Exchange.

SUMMARY

•                      Full year overall production and operating cost guidance remains unchanged as good production from Lalor and Reed mines offset the anticipated decline in ore production from 777.

•                      Lalor mine reached commercial production on time and on budget. New production shaft now operating at steady state.

•                      Constancia project approximately 94% complete at September 30, 2014; first concentrate production expected during the fourth quarter of 2014 and commercial production expected during the second quarter of 2015.

•                      Acquisition of Augusta and its Rosemont copper project in Arizona completed.

Third quarter 2014 operating cash flow before change in non-cash working capital decreased to $11.7 million from $12.8 million in the third quarter of 2013. Operating cash flow in the third quarter was impacted by approximately $12.0 million in costs incurred in connection with the acquisition of Augusta, as well as higher revenue offset by higher cost of sales. Profit and earnings per share in the third quarter of 2014 were $49.2 million and $0.22, respectively, compared to a profit and earnings per share of $3.0 million and $0.03 in the third quarter of 2013, respectively.

KEY FINANCIAL AND PRODUCTION RESULTS

Financial Condition ($000s)	Sep. 30, 2014	Dec. 31, 2013

Cash and cash equivalents	417,695	631,427
Working capital	283,269	583,124
Total assets	5,523,414	3,843,986
Equity[1]	2,327,413	1,635,611

Financial Performance		Three months ended		Nine months ended
(in $ thousands except per share and		Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,
cash cost amounts)		2014	2013	2014	2013

Revenue		185,431	130,179	431,539	380,720
Profit (loss) before tax		57,586	9,650	40,290	(22,310)
Basic and diluted earnings (loss) per share[1]		0.22	0.03	0.11	(0.27)
Profit (loss) for the period		49,248	2,985	22,281	(47,794)

Operating cash flow before stream deposit and change in non-cash working capital		11,741	12,795	18,870	9,095
Operating cash flow per share [2]		0.05	0.07	0.09	0.05

Cash cost per pound of copper sold, net of by-product credits [2]		1.62	1.29	2.08	1.82

Production
Contained metal in concentrate[3]
Copper	(tonnes)	9,798	7,972	27,531	22,596
Zinc	(tonnes)	22,653	24,816	63,429	66,617
Gold	(troy oz.)	18,279	22,601	53,909	61,085
Silver	(troy oz.)	194,809	238,486	576,160	603,308

Metal Sold
Payable metal in concentrate
Copper	(tonnes)	11,647	6,514	25,552	21,113
Gold	(troy oz.)	21,150	20,055	50,657	59,076
Silver	(troy oz.)	209,377	170,283	503,284	525,834
Refined zinc	(tonnes)	28,835	26,782	74,290	78,151

1   Attributable to owners of the Company.

2   Operating cash flow per share and cash cost per pound of copper sold, net of by-product credits are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 31 of this MD&A.

3   Metal reported in concentrate is prior to refining losses or deductions associated with smelter contract terms.

Profit and earnings per share for the third quarter of 2014 were affected by, among other things, the following items:

	Pre-tax	After-tax
	gain (loss)	gain (loss)	Per Share
	($ millions)	($ millions)	($/share)

Adjustments related to Augusta acquisition	58.4	59.4	0.27

Foreign currency translation loss	(10.5)	(13.8)	(0.06)

Deferred tax adjustments	—	7.4	0.03

During the quarter, we recorded $59.4 million of after-tax gains related to the acquisition of Augusta, including gains related to the increase in value of our original minority investment in Augusta and mark-to-market change in the value of the Hudbay warrant consideration paid to Augusta shareholders and the Augusta warrants that we assumed in connection with the acquisition, partly offset by transaction costs. A further $7.4 million of after-tax gains were recognized in the same period related to the recognition of previously unrecognized tax benefits due to Peruvian expenditures and adjustments in our assumed discount rate related to our decommissioning and restoration liabilities. We also recorded a $13.8 million after-tax non-cash charge in the quarter for foreign currency translation of US dollar-denominated liabilities due to a weakening Canadian dollar.

RECENT DEVELOPMENTS

Acquisition of Augusta

Our offer to acquire all of the issued and outstanding common shares of Augusta (“Augusta Shares”) not already owned by us for consideration per Augusta Share of 0.315 of a Hudbay common share and 0.17 of a warrant to acquire a Hudbay common share (the “Offer”) expired on July 29, 2014. Following expiry of the Offer, we owned approximately 96% of the issued and outstanding Augusta Shares.

On September 23, 2014, we completed a subsequent acquisition transaction pursuant to which we acquired all of the remaining Augusta Shares by way of an amalgamation of Augusta and 8988285 Canada Inc., (“Newco”), our wholly-owned subsidiary. As a result of the amalgamation, Augusta and Newco continued as one corporation under the name Augusta Resource Corporation (also referred to herein as “Augusta”).

Following completion of the subsequent acquisition transaction, the Augusta Shares were delisted from the Toronto Stock Exchange, NYSE MKT LLC and Frankfurt Stock Exchange and Augusta applied to cease to be a reporting issuer in all jurisdictions.

Senior Unsecured Note Offering

On August 6, 2014, we completed an offering of US$170 million aggregate principal amount of our 9.50% senior unsecured notes due October 1, 2020 (the “Notes”). The Notes were priced at 107.00% of the aggregate principal amount, providing us with gross proceeds of US$181.9 million, and will yield 8.03% to maturity. The Notes are in addition to the US$750 million aggregate principal amount of 9.50% senior unsecured notes that we issued in September 2012, June 2013 and December 2013.

A portion of the net proceeds from the offering were used to repay Augusta’s debt of approximately US$117.9 million; the remainder will be used for general corporate purposes, including the advancement of Rosemont.

Constancia Gold Stream Deposit

On September 26, 2014, we received a US$135 million upfront deposit from a subsidiary of Silver Wheaton Corp. (“Silver Wheaton”) in respect of 50% of the payable gold from the Constancia project pursuant to the amended and restated precious metals purchase agreement we entered into with Silver Wheaton on November 4, 2013. The deposit was paid in the form of common shares of Silver Wheaton, at Silver Wheaton’s election, which we subsequently disposed of for net proceeds of approximately US$134 million. This payment represented the final instalment of the US$885 million precious metals purchase transaction with Silver Wheaton.

DEVELOPMENT UPDATE

Constancia

At our 100% owned Constancia copper project in Peru, the project was approximately 94% complete on a proportion spent basis at the end of September 2014. Of the total project capital budget of approximately US$1.7 billion, we have incurred approximately US$1.6 billion in costs to September 30, 2014 and entered into approximately an additional US$64 million in commitments.

The power transmission line to site has been commissioned, plant commissioning activities are well underway and pre-stripping is well advanced, with sufficient broken ore available for the initial requirements of the ramp-up schedule.

Conveyance testing is underway and ore commissioning at the crusher has been completed. Major mechanical installation is complete in the grinding area, with work focused on finalizing piping and electrical installation. Tank and flotation cell leak testing is near completion in the flotation and thickening area.

All major reagents and consumables are now under contract in support of operations. All required start-up water is captured and the tailings dam has reached its milestone height in preparation for production. The project workforce is in a ramp down phase with a significant number of heavy civil earth works contractors being demobilized.  Staffing of the technical and labour workforce is proceeding as planned and necessary training is underway and on schedule. In addition, the concentrate transport contract has been awarded and mine offices and maintenance facilities are now complete.

The project remains on track for first concentrate production in the fourth quarter of 2014 and commercial production in the second quarter of 2015.

The current project schedule and capital cost estimate contemplates that the remaining capital spending on the project will occur in 2014 as set out below:

(in US$ millions)

Estimated future project capital spending - Q4 2014	90
Total spent in Q1-Q3 2014	588
Total spent in 2012 - 2013	1,030
Total[1]	1,708

1     The total project budget does not reflect pre-production costs and revenue and life of mine community agreement obligations, all of which will be applied to capitalized costs.

Lalor

The second phase of our 100% owned Lalor mine in Manitoba achieved commercial production at the end of the third quarter, having hoisted in excess of 60% of the monthly average of planned ore to be hoisted up the production shaft over a one year period in the month of September.  Of the total mine construction budget of $441 million, we have invested approximately $413 million and have entered into an additional approximately $26 million in commitments to September 30, 2014. Major items to be completed include the installation of the surface exhaust fans and the construction of an office and change house complex.  This work is expected to be completed in the fourth quarter of 2014.

In the third quarter of 2014, we mined 158,861 tonnes of ore at a copper grade of 0.72% and a zinc grade of 8.91% from a combination of ore development, cut and fill, and longhole stope mining. 88,391 tonnes of ore were hoisted up our main production shaft following its commissioning in August 2014.

We have also commissioned the refurbished Snow Lake concentrator, which now has the capacity to treat 2,700 tonnes per day.

During August and September 2014, the Lalor project was in a pre-commercial production phase, and revenues related to inventory produced during that period are credited against capital costs rather than recognized as revenue in the income statement.

The remaining capital spending on the Lalor mine project is expected to occur in 2014 as set out below:

(in $ millions)

Estimated future project capital spending - Q4 2014	28
Total spent in Q1-Q3 2014	32
Total spent in 2010 - 2013	381
Total[1]	441

1     The total project budget does not reflect pre-production costs and revenue and investment tax credits associated with new mine status for income tax purposes, all of which will be applied to capitalized costs.

The underground exploration ramp at Lalor has progressed well during the third quarter and is more than 25% complete. The exploration drilling that will be enabled by this ramp is intended to assist in the upgrading of inferred resources to a higher resource category and to establish an underground drilling platform in 2015 to further test the down dip extension of the copper/gold zone.

Rosemont

Rosemont is a copper project located in Pima County, Arizona, approximately 50 kilometres southeast of the city of Tucson. Our ownership in the Rosemont project is subject to an earn-in agreement with United Copper & Moly LLC (‘‘UCM’’), pursuant to which UCM has earned a 7.95% interest in the project and may earn up to a 20% interest. A joint venture agreement between our subsidiary, Rosemont Copper Company, and UCM governs the parties’ respective rights and obligations with respect to the project.

A drill program is currently underway at Rosemont, which is intended to gain a better understanding of the geological setting and mineralization, and to collect additional metallurgical, geotechnical and hydrological information. Also, permitting efforts at Rosemont are ongoing. The key remaining permits are the final Record of Decision from the U.S. Forest Service and the Clean Water Act 404 Permit from the Army Corps. of Engineers.

OPERATIONS REVIEW

Health and Safety

For the three months ended September 30, 2014, we recorded a lost time accident frequency (including contractors) of 0.03 per 200,000 hours worked compared to 0.24 for the same period in 2013. Year-to-date 2014, we have recorded a lost time accident frequency of 0.10 compared to 0.44 for the same period in 2013.

Mines

		Three months ended		Nine months ended
		Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,
		2014	2013	2014	2013

777
Ore	tonnes	355,564	424,482	1,155,498	1,233,586
Copper	%	2.00	1.92	1.90	1.90
Zinc	%	3.25	4.30	3.42	3.89
Gold	g/tonne	1.74	2.20	1.72	2.09
Silver	g/tonne	22.97	28.73	22.84	23.88

Lalor
Ore	tonnes	158,861	110,695	379,825	299,263
Copper	%	0.72	0.90	0.74	0.78
Zinc	%	8.91	8.95	8.52	9.72
Gold	g/tonne	1.85	1.39	1.95	1.10
Silver	g/tonne	20.12	19.59	20.28	17.92

Reed [1]
Ore	tonnes	109,562	8,235	296,392	8,235
Copper	%	2.23	1.66	2.17	1.66
Zinc	%	1.79	2.74	2.01	2.74
Gold	g/tonne	0.72	0.89	0.84	0.89
Silver	g/tonne	8.74	11.90	10.51	11.90

Total Mines
Ore	tonnes	623,987	543,412	1,831,715	1,541,084
Copper	%	1.71	1.71	1.71	1.68
Zinc	%	4.43	5.22	4.25	5.02
Gold	g/tonne	1.59	2.02	1.63	1.89
Silver	g/tonne	19.74	26.61	20.32	22.66

1     Includes 100% of Reed mine production.

		Three months ended		Nine months ended
		Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,
Unit Operating Costs		2014	2013	2014	2013

Mines
777	$/tonne	45.00	35.76	43.79	43.08
Lalor	$/tonne	90.49	117.18	94.36	110.58
Reed	$/tonne	57.84	—	56.49	—
Total Mines	$/tonne	53.33	52.60	54.22	53.43

777 Mine

Ore production at our 777 mine for the third quarter of 2014 decreased by 16% compared to the same period in 2013, as third quarter 2013 ore production was 17% above our expected rates and did not represent a sustainable mining rate for the life of mine. Zinc, gold and silver grades in the third quarter of 2014 were lower compared with the grades in the third quarter of 2013 by 24%, 21% and 20%, respectively, and copper was higher by 4%, due to the sequencing of stopes. Operating costs per tonne of ore in the third quarter of 2014 were 26% higher, compared to the same period in 2013, primarily due to increased amount of pastefill required and the increased cost of ground support materials and lower production volumes.

Year-to-date ore production at 777 is consistent with our production expectations of 777. Year-to-date ore production decreased by 6% compared to the same period in 2013 as a result of concentrated rehabilitation work in the first quarter of 2014. Zinc, gold and silver grades year-to-date were lower by 12%, 18% and 4%, respectively, compared to 2013, due to planned sequencing of stopes. Year-to-date operating costs in 2014 were fairly consistent compared to the same period in 2013.

Lalor Mine

Ore production at our Lalor mine for the third quarter of 2014 increased 44% compared to the same period in 2013 due to increased access to additional mining areas and the commissioning of the production shaft. Copper grades in the third quarter of 2014 were lower by 20% compared with the grades in the third quarter of 2013 and gold and silver grades in the third quarter of 2014 were higher by 33% and 3%, respectively, compared with the grades in the third quarter of 2013 due to the sequencing of the mine plan and transitioning from development mining to longhole mining. Zinc grades in the third quarter of 2014 were consistent with the third quarter of 2013. Operating costs per tonne of ore in the third quarter of 2014 were 23% lower, compared to the same period in 2013, due to higher production volumes.

Year-to-date ore production increased 27% compared to the same period in 2013 due to access to additional mining areas and the commissioning of the new production shaft. Copper and zinc grades year-to-date were lower by 5% and 12%, respectively, and gold and silver grades were higher by 77% and 13%, respectively, compared to the same period in 2013 due to the sequencing of the mine plan and transitioning from development mining to longhole mining. Year-to-date operating costs in 2014 were 15% lower, compared to the same period in 2013, primarily due to higher production volumes.

Commercial production related to Phase 2 of the Lalor project commenced on October 1, 2014. Costs related to Phase 2 production incurred during the two months prior to commencing commercial production were capitalized to the project. Lalor’s main production shaft is now operating at a steady state which is expected to result in a continued decline in unit operating costs in the fourth quarter of 2014.

Reed Mine

Commercial production commenced for the Reed mine on April 1, 2014. Production during the first three quarters of 2014 was consistent with expectations, with the mine now capable of operating at its full capacity of 1,300 tonnes per day. Costs during the first quarter were capitalized to the project and, as we commenced commercial production at the beginning of the second quarter, all costs incurred after that time are included in the condensed consolidated interim income statement. Unit costs at Reed to date are consistent with expectations.

Processing Facilities

		Three months ended		Nine months ended		Guidance
		Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,	Annual
		2014	2013	2014	2013	2014

Flin Flon Concentrator[1]
Ore	tonnes	477,258	416,289	1,437,043	1,221,412
Copper	%	2.06	1.94	1.96	1.90
Zinc	%	2.93	4.26	3.15	3.88
Gold	g/tonne	1.49	2.19	1.55	2.08
Silver	g/tonne	19.39	28.41	20.42	23.77

Copper concentrate	tonnes	37,531	31,131	107,499	89,595
Concentrate grade	% Cu	24.14	23.56	23.76	23.68

Zinc concentrate	tonnes	22,488	28,337	71,908	76,076
Concentrate grade	% Zn	51.73	52.32	51.47	52.06

Copper recovery	%	92.4	90.9	90.6	91.3
Zinc recovery	%	83.2	83.6	81.9	83.6
Gold recovery	%	61.1	62.8	58.4	63.9
Silver recovery	%	50.0	53.1	48.4	55.2

Contained metal in concentrate produced
Copper	tonnes	9,060	7,333	25,540	21,219	33,000-41,000
Zinc	tonnes	11,634	14,827	37,013	39,601	50,000-60,000
Precious metals	ounces	16,414	21,728	49,328	60,598	73,000-88,000

Snow Lake Concentrator
Ore	tonnes	132,135	128,474	335,930	313,549
Copper	%	0.70	0.63	0.74	0.58
Zinc	%	9.14	8.14	8.50	9.03
Gold	g/tonne	1.86	1.66	1.97	1.48
Silver	g/tonne	21.37	15.76	20.78	15.55

Copper concentrate	tonnes	3,560	3,078	9,371	6,943
Concentrate grade	% Cu	20.69	20.74	21.23	19.82

Zinc concentrate	tonnes	21,045	19,098	50,796	52,483
Concentrate grade	% Zn	52.36	52.31	52.00	51.48

Copper recovery	%	79.5	79.1	80.3	76.2
Zinc recovery	%	91.3	95.5	92.5	95.4
Gold recovery	%	54.8	61.4	57.3	58.7
Silver recovery	%	50.8	56.0	53.3	56.2

Contained metal in concentrate produced
Copper	tonnes	738	639	1,991	1,377	3,000-4,000
Zinc	tonnes	11,019	9,989	26,416	27,016	37,000-45,000
Precious metals	ounces	5,074	4,815	14,148	10,186	26,000-32,000

1     Includes 100% of Reed mine production

		Three months ended		Nine months ended		Guidance
		Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,	Annual
Unit Operating Costs		2014	2013	2014	2013	2014

Concentrators
Flin Flon	$/tonne	12.85	13.74	13.47	15.15
Snow Lake	$/tonne	32.61	30.96	34.77	34.83

Combined mine/mill unit operating costs [1]
Flin Flon (777/Reed)	$/tonne	58.84	50.95	59.30	58.98	54-66
Snow Lake (Lalor)	$/tonne	100.71	131.93	127.22	130.36	102-124

1  Reflects combined mine and mill costs per tonne of milled ore. The results exclude mine and mill costs and tonnes associated with pre-commercial and joint venture partner production.

		Three months ended		Nine months ended		Guidance[1]
Manitoba contained metal in		Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,	Annual
concentrate produced [2,3]		2014	2013	2014	2013	2014
Copper	tonnes	9,798	7,972	27,531	22,596	36,000 - 45,000
Zinc	tonnes	22,653	24,816	63,429	66,617	87,000 - 105,000
Gold	troy oz.	18,279	22,601	53,909	61,085
Silver	troy oz.	194,809	238,486	576,160	603,308

Precious metals[4]	troy oz.	21,488	26,543	63,476	70,784	99,000 - 120,000

1     Guidance relates to Manitoba only

2     Includes 100% of Reed mine production

3     Metal reported in concentrate is prior to refining losses or deductions associated with smelter terms. Production volumes include pre-commercial production amounts from Lalor and Reed.

4     Precious metals include gold and silver production. For precious metals production, silver is converted to gold using the average gold and silver realized sales price during the period. For precious metals guidance, silver is converted to gold at a ratio of 50:1.

Flin Flon Concentrator

For the third quarter of 2014, ore processed at our Flin Flon concentrator was 15% higher compared to the same period in 2013 as a result of the Reed mine commencing commercial production on April 1, 2014. In the third quarter of 2014, copper concentrate produced was 21% higher and zinc concentrate produced was 21% lower, compared to the third quarter of 2013 as a result of Reed production and higher copper grades and lower zinc grades at the 777 mine. Compared to the third quarter of 2013, zinc, gold and silver grades were 31%, 32%, and 32% lower, respectively, as a result of normal mine sequencing and the copper grade was 6% higher due to Reed ore grades improving the overall feed grade. Recoveries of copper, zinc and gold remained fairly consistent compared to the third quarter of 2013 and silver recovery was 6% lower at the concentrator as a result of lower overall grades. Operating costs per tonne of ore processed in the third quarter of 2014 were 6% lower compared to the same period in 2013, due to increased ore throughput from Reed.

Current year-to-date ore processed was 18% higher than the same period in 2013 due to production from the Reed mine. Year-to-date copper concentrate production was 20% higher and zinc concentration production was 5% lower than the same period in 2013 as a result of increased throughput and lower zinc grades. Zinc, gold and silver grades were 19%, 25% and 14% lower, respectively, than the same period in 2013 as a result of normal mine sequencing at the 777 mine and the copper grade was 3% higher due to Reed ores improving overall feed grade. Year-to-date recoveries of copper, zinc, gold and silver in 2014 were lower by 1%, 2%, 9%, and 12%, respectively, compared to the same period in 2013 due to higher throughput and lower grades of zinc, gold, and silver. Year-to-date operating costs per tonne of ore processed in 2014 were 11% lower than the same period in 2013, due to increased ore throughput from Reed.

Snow Lake Concentrator

During the third quarter of 2014, ore processed at our Snow Lake concentrator was 3% higher than in the third quarter of 2013 as a result of increased production from Lalor. Copper and zinc concentrate produced was higher by 16% and 10%, respectively, compared to the same period in 2013 as a result of higher head grades at Lalor and increased ore throughput. Unit operating costs per tonne of ore processed for the third quarter of 2014 were 5% higher than the third quarter of 2013 as a result of increased processing costs as the expanded concentrator was being optimized.

Current year-to-date ore processed was 7% higher than in 2013, as a result of increased production from Lalor. Copper concentrate production was higher by 35% due to copper head grade improvements and increased ore throughput. Year-to-date unit operating costs per tonne of ore processed in 2014 were consistent with the same period in 2013. Following commissioning of the new Lalor production shaft, the higher mine production rate and expanded processing capacity of the concentrator is expected to result in increased production from Lalor and reduced unit operating costs to bring full year results in line with 2014 guidance.

As a result of reduced metal production from the 777 mine year-to-date and an unscheduled two-week shutdown of the 777 shaft in October, contained zinc, gold and silver in concentrate from the Flin Flon area are likely to be below guidance for 2014. However, good results from the Lalor and Reed mines are expected to enable full year production from the overall Manitoba business unit to be within guidance ranges.

Zinc Plant

		Three months ended		Nine months ended		Guidance
		Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,	Annual
Zinc Production		2014	2013	2014	2013	2014

Zinc Concentrate Treated
Domestic	tonnes	39,829	45,942	106,080	138,308
Purchased	tonnes	12,620	5,012	47,389	6,552
Total	tonnes	52,449	50,954	153,469	144,860	195,000-225,000

Refined Metal Produced
Domestic	tonnes	20,324	23,657	53,017	69,290
Purchased	tonnes	6,394	2,219	23,925	3,024
Total	tonnes	26,718	25,876	76,942	72,314	100,000-110,000

		Three months ended		Nine months ended		Guidance
		Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,	Annual
Unit Operating Costs		2014	2013	2014	2013	2014
Zinc Plant	$/lb	0.32	0.32	0.35	0.34	0.30 - 0.37

Production of cast zinc in the third quarter and the first three quarters of 2014 was higher by 3%, and 6% respectively, compared to the same periods in 2013 due to improved concentrate availability. Operating costs per pound of zinc metal produced in the third quarter of 2014 remained fairly consistent compared to the third quarter of 2013. Operating costs per pound of zinc in the first three quarters of 2014 reflected higher than usual propane costs due to extreme cold weather as well as timing of scheduled maintenance.

Metal Sold

		Three months ended		Nine months ended
		Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,
		2014	2013	2014	2013

Payable metal in concentrate
Copper	tonnes	11,647	6,514	25,552	21,113
Gold	troy oz.	21,150	20,055	50,657	59,076
Silver	troy oz.	209,377	170,283	503,284	525,834

Refined zinc	tonnes	28,835	26,782	74,290	78,151

FINANCIAL REVIEW

Financial Results

In the third quarter of 2014, we recorded a profit of $49.2 million compared to a profit of $3.0 million for the same period in 2013, an increase of $46.2 million, primarily due to gains on the revaluation of previously owned shares in Augusta of $50.2 million and mark-to-market gains of $22.0 on the revaluation of the Hudbay warrant consideration paid to Augusta shareholders and the Augusta warrants that we assumed in connection with the acquisition. The profit was partially offset by higher foreign exchange losses of $14.2 million generally as a result of the strengthening of the US dollar in the quarter compared the same period last year and acquisition costs of $10.2 million in connection with the Augusta acquisition.

Year-to-date 2014, we recorded a profit of $22.3 million compared to a loss of $47.8 million in the same period in 2013, a decreased loss of $70.1 million, primarily due to a gain as a result of the revaluation of Augusta shares and of the Hudbay warrant consideration paid to Augusta shareholders and the Augusta warrants that we assumed in connection with the acquisition of $72.2 million, lower foreign exchange losses of $5.6 million and favourable mark-to-market and impairment adjustments related to available for sale investments and the embedded derivative related to unsecured notes of $12.9 million. The profit was partially offset by year-to-date acquisition costs incurred of $16.1 million. The following table provides further details on revenue and cost of sales variances:

	Three months ended	Nine months ended
(in $ millions)	Sep. 30, 2014	Sep. 30, 2014

Increase (decrease) in components of profit or loss:
Revenues	55.2	50.8
Cost of sales
Mine operating costs	(41.2)	(47.4)
Depreciation and amortization	(9.7)	(13.8)
Selling and administrative expenses	(1.2)	(3.0)
Exploration and evaluation	3.7	15.1
Other operating income and expenses	(6.1)	(7.0)
Loss on disposal of subsidiary	—	(6.5)
Augusta related transaction costs	(10.2)	(16.1)
Finance income	1.2	0.8
Finance expenses	(0.5)	(1.0)
Other finance gains/losses	56.7	90.7
Tax	(1.7)	7.5

Increased profit for the period	46.2	70.1

Revenue

Total revenue for the third quarter of 2014 was $185.4 million, $55.2 million higher than the same period in 2013, primarily as a result of higher sales volumes with the completion of the Reed mine and higher realized zinc prices, partially offset by lower realized copper prices.

Current year-to-date revenue was $431.5 million, $50.8 million higher than the same period in 2013, primarily as a result of higher copper sales volumes and higher realized zinc, gold and silver prices, partially offset by lower zinc, gold and silver sales volumes and lower realized copper prices. The following table provides further details of this variance:

	Three months ended	Nine months ended
(in $ millions)	Sep. 30, 2014	Sep. 30, 2014

Metals prices[1]
Lower copper prices	(11.8)	(10.5)
Higher zinc prices	11.0	17.2
Higher gold prices	1.8	5.2
Higher silver prices	0.3	1.2

Sales volumes
Higher copper sales volumes	40.3	32.5
Higher (lower) zinc sales volumes	4.3	(8.3)
Higher (lower) gold sales volumes	1.4	(10.4)
Higher (lower) silver sales volumes	0.8	(0.4)

Other
Favourable movement in foreign exchange rates	7.9	24.2
Derivative mark-to-market increase	5.8	9.6
Pre-production revenue (increase) decrease	(1.0)	0.6
Other volume and pricing differences	(1.2)	(1.4)
Effect of higher treatment and refining charges	(4.4)	(8.7)

Increase in revenue in 2014 compared to 2013	55.2	50.8

1 See discussion below for further information regarding metals prices.

Our revenue by significant product type is summarized below:

	Three months ended		Nine months ended
	Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,
(in $ millions)	2014	2013	2014	2013

Copper	84.6	47.9	191.2	151.4
Zinc	76.3	56.6	188.4	164.2
Gold	29.5	25.2	69.5	74.2
Silver	4.8	3.4	11.4	10.6
Other	1.0	2.5	3.4	4.6
Gross revenue[1]	196.2	135.6	463.9	405.0
Treatment and refining charges	(9.3)	(4.9)	(23.2)	(14.5)
Pre-production revenue	(1.5)	(0.5)	(9.2)	(9.8)

Revenue	185.4	130.2	431.5	380.7

1  Copper, zinc, gold and silver revenues include unrealized gains and losses related to non hedge derivative contracts including costless collars that are not included in realized prices.

Realized sales prices

This measure is intended to enable management and investors to understand the average realized price of metals sold to third parties in each reporting period. The average realized price per unit sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

Our realized prices for the third quarter of 2014 and 2013 are summarized below:

			Realized prices[1] for			Realized prices[1] for the
			Three months ended			Nine months ended
		LME QTD	Sep. 30,	Sep. 30,	LME YTD	Sep. 30,	Sep. 30,
		2014[2]	2014	2013	2014[2]	2014	2013

Prices in US$
Copper[3]	US$/lb.	3.17	2.99	3.43	3.15	3.06	3.24
Zinc[3]	US$/lb.	1.05	1.10	0.93	0.97	1.05	0.95
Gold[3,4]	US$/troy oz.		1,348	1,265		1,329	1,227
Silver[3,4]	US$/troy oz.		22.20	20.90		22.07	19.72

Prices in C$
Copper[3]	C$/lb.	3.45	3.24	3.54	3.44	3.34	3.31
Zinc[3]	C$/lb.	1.14	1.20	0.96	1.06	1.15	0.97
Gold[3,4]	C$/troy oz.		1,391	1,304		1,377	1,256
Silver[3,4]	C$/troy oz.		22.73	21.55		22.68	20.18
Exchange rate[5]	US$1 to C$		1.08	1.03		1.08	1.02

1         Realized prices exclude refining and treatment charges and are on the sale of finished metal or metal in concentrate.

2         London Metal Exchange average for copper and zinc prices.

3         Copper, zinc, gold and silver revenues include unrealized gains and losses related to non hedge derivative contracts including costless collars that are not included in the above realized prices.

              For the three months ended September 30, 2014, the unrealized components of those derivatives resulted in a gain of US$0.05/lb; gain of US$0/lb.,gain of US$3.01/oz., and US$0.1/oz., respectively.

              For the three months ended September 30, 2013, the unrealized components of those derivatives resulted in a loss of US$0.19/lb; loss of US$0/lb.,loss of US$43.77/oz., and US$1.32/oz., respectively.

4         Since August 1, 2012, sales of gold and silver from our 777 mine have been subject to our precious metals stream agreement with Silver Wheaton, pursuant to which we recognize deferred revenue for precious metals deliveries and also receive cash payments of US$400/oz for gold deliveries and US$5.90/oz for silver deliveries. Previously, we sold gold and silver from our 777 mine as contained metal within our copper concentrate. Realized gold and silver prices in 2014 include deferred revenue of US$965.19/oz and US$17.89/oz, respectively. Realized gold and silver prices in 2013 include deferred revenue of US$927.55/oz and US$15.29/oz, respectively.

5         Average exchange rate for the period.

The following table provides a reconciliation of average realized price per unit sold, by metal, to revenues as shown in the consolidated financial statements.

Three months ended September 30, 2014

(in $ millions)	Copper	Zinc	Gold	Silver	Other	Total

Revenue per financial statements	84.6	76.3	29.5	4.8	1.0	196.2
Derivative mark-to-mark and other	(1.3)	(0.3)	(0.1)	—	—	(1.7)
Revenue excluding unrealized derivative mark-to-mark	83.3	76.0	29.4	4.8	1.0	194.5
Payable metal in concentrate sold [1]	11,647	28,835	21,150	209,377	—	—
Realized Price [2,4]	7,148	2,636	1,391	23	—	—
Realized Price [3,4]	3.24	1.20	—	—	—	—

Nine months ended September 30, 2014

(in $ millions)	Copper	Zinc	Gold	Silver	Other	Total

Revenue per financial statements	191.2	188.4	69.5	11.4	3.4	463.9
Derivative mark-to-mark and other	(3.3)	(0.7)	0.2	—	—	(3.8)
Revenue excluding unrealized derivative mark-to-mark	187.9	187.7	69.7	11.4	3.4	460.1
Payable metal in concentrate sold [1]	25,552	74,290	50,657	503,284	—	—
Realized Price [2,4]	7,352	2,527	1,377	23	—	—
Realized Price [3,4]	3.34	1.15	—	—	—	—

Three months ended September 30, 2013

(in $ millions)	Copper	Zinc	Gold	Silver	Other	Total

Revenue per financial statements	47.9	56.6	25.2	3.4	2.5	135.6
Derivative mark-to-mark and other	2.9	0.1	0.9	0.2	—	4.1
Revenue excluding unrealized derivative mark-to-mark	50.8	56.7	26.1	3.6	2.5	139.7
Payable metal in concentrate sold [1]	6,514	26,782	20,055	170,283	—	—
Realized Price [2,4]	7,796	2,118	1,304	22	—	—
Realized Price [3,4]	3.54	0.96	—	—	—	—

Nine months ended September 30, 2013

(in $ millions)	Copper	Zinc	Gold	Silver	Other	Total

Revenue per financial statements	151.4	164.2	74.2	10.6	4.6	405.0
Derivative mark-to-mark and other	2.9	2.9	(0.1)	0.1	—	5.8
Revenue excluding unrealized derivative mark-to-mark	154.3	167.1	74.1	10.7	4.6	410.8
Payable metal in concentrate sold [1]	21,113	78,151	59,076	525,834	—	—
Realized Price [2,4]	7,305	2,139	1,256	20	—	—
Realized Price [3,4]	3.31	0.97	—	—	—	—

1       Copper and zinc shown in metric tonnes and gold and silver shown in ounces.

2       Realized price for copper and zinc in C$/metric tonne and realized price for gold and silver in C$/troy oz.

3       Realized price for copper and zinc in C$/lb.

4       Average realized price per unit sold may not calculate based on amounts presented in this table due to rounding.

The price, quantity and mix of metals sold, along with movements in the Canadian dollar, affect our revenue, operating cash flow and profit. Revenue from metals sales can vary from quarter to quarter due to production levels, shipping volumes and transfer of risk and title to customers.

Outlook (Refer to the Forward-Looking Information section on page 1 of this MD&A)

Revenues will continue to be affected by the volume of domestic contained metal production, purchased zinc concentrates and the market prices of copper, zinc, gold and silver, together with the fluctuation of the US dollar exchange rate compared to the Canadian dollar.

Growth in production at our Lalor and Reed mines, together with stronger zinc prices and a weaker Canadian dollar, are expected to more than offset lower current copper prices compared to 2013 and generate higher overall revenues in 2014 compared to 2013. However, some of our production in 2014 is production prior to commencement of commercial production, the receipts from which will be credited against capital costs rather than revenues.

Cost of sales

Our detailed cost of sales is summarized as follows:

	Three months ended		Nine months ended
	Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,
(in $ thousands)	2014	2013	2014	2013

Mines
777	15,999	15,180	50,596	51,740
Lalor	6,377	12,971	27,500	24,041
Reed	4,436	—	8,903	—

Concentrators
Flin Flon	6,133	5,719	19,353	18,500
Snow Lake	4,309	3,978	11,679	10,922

Metallurgical plants
Zinc plant	19,083	18,133	60,114	54,615

Other
Services and site administration	15,312	16,048	44,382	47,954
Purchased concentrate (before inventory changes)	2,603	4,502	46,829	4,375
Manitoba employee profit sharing	3,325	1,056	5,449	6,603
Net profits interest	3,428	3,592	8,419	8,375
Distribution	11,505	7,292	25,587	21,969
High grade zinc purchase	—	—	—	5,956
Changes in domestic inventory	27,891	(5,866)	(5,545)	5,230
Reed joint venture ore purchased	4,420	—	9,246	—
Depreciation and amortization	29,489	19,838	68,632	54,826
Adjustments related to zinc inventory write-downs	—	—	(5,011)	—
Other	—	984	105	(68)

Cost of sales	154,310	103,427	376,238	315,038

Total cost of sales for the third quarter of 2014 was $154.3 million, reflecting an increase of $50.9 million from the third quarter of 2013, mainly due to an increase in change in domestic inventory of $33.8 million as a result of decreased inventory balances in the quarter. In addition, depreciation in the third quarter was $9.7 million higher compared to the same period in 2013 as a result of the Reed mine being in commercial production as well as declining inventory balances. Costs at our Reed mine were $4.4 million as a result of the commencement of commercial production on April 1, 2014. These higher costs were partially offset by lower costs at our Lalor mine as costs related to production from the main production shaft were capitalized to the Lalor project in the third quarter as phase 2 of the project had not yet reached commercial production.

Year-to-date cost of sales for 2014 was $376.2 million, an increase of $61.2 million compared the same period in 2013 mainly due to purchased concentrate costs which were $42.5 million higher than the same period in 2013 as very little purchased zinc concentrate was processed in the first three quarters of 2013. The 2014 year-to-date Lalor and Reed mine costs were $3.5 million and $8.9 million higher than the same period in 2013 due to phase 1 of the Lalor mine achieving commercial production on April 1, 2013 and Reed achieving commercial production on April 1, 2014. Year-to-date zinc plant costs for 2014 were $5.5 million higher than the same period in 2013 as a result of higher production levels and increased propane costs earlier in the year.

For details on unit operating costs refer to the respective tables in the Operations Review section beginning on page 10 of this MD&A.

For the third quarter of 2014, other significant variances in expenses, compared to the same period in 2013, include the following:

•             Selling and administrative expenses increased by $1.2 million compared to the same period in 2013. The increase was primarily due to costs of $1.0 million associated with integrating Augusta into Hudbay.

•             Exploration and evaluation expenses decreased by $3.7 million, compared to the same period in 2013, due to a change in focus from grassroots exploration spending to brownfield exploration opportunities. In addition, no costs were incurred at the Back Forty project in Michigan as our interest was sold on January 17, 2014.

•             Other operating income and expenses increased by $6.1 million compared to the same period in 2013. The increase was primarily related to one-time integration costs associated with the newly acquired Arizona business unit and transaction costs related to the disposition of shares received from Silver Wheaton in satisfaction of the final Constancia precious metals stream deposit.

•             Augusta related transaction costs were $10.2 million due to costs associated with our acquisition of Augusta

•             Other finance gains increased by $56.7 million, compared to the same period in 2013, primarily as a result of:

•              gains from the revaluation of previously owned shares in Augusta of $50.2 million upon the acquisition of control of Augusta;

•              mark-to-market gains on the revaluation of newly issued warrants pertaining to the acquisition of Augusta of $19.3 million;

•              mark-to market gains on the Augusta warrants we assumed in connection with the acquisition of $2.7 million;

•              impairment and mark-to-market on available for sale investments was a loss of $0.2 million in the third quarter of 2014 compared to losses of $0.9 million in the third quarter of 2013;

•              foreign exchange losses of $10.5 million compared to foreign exchange gains of $3.7 million in the third quarter of 2013 as the Canadian dollar weakened against the US dollar in the third quarter of 2014; and

•              fair value adjustment on the embedded derivative related to the unsecured notes resulted in a loss of $1.5 million in the third quarter of 2014 compared to a gain of $0.5 million in the third quarter of 2013.

For 2014 year-to-date, other significant variances in expenses from operations, compared to 2013, include the following:

•             Selling and administrative expenses increased by $3.0 million, totalling $ 32.9 million year-to-date 2014. The increase was partially due to costs of $1.0 million associated with integrating Augusta into Hudbay. In addition, there was an increase of $2.2 million in share based payment expenses as a result of newly issued share compensation for 2014 and an increasing company stock price in the current year-to-date versus a weakening stock price in the year-to-date of the prior year.

•             Exploration and evaluation expenses decreased by $15.1 million to $7.0 million due to a change in focus from grassroots exploration spending to brownfield exploration opportunities. In addition, no costs were incurred at the Back Forty project in Michigan as our interest was sold on January 17, 2014.

•             Other operating income and expenses increased by $7.0 million compared to the same period in 2013. The increase was primarily related to one-time integration costs associated with the newly acquired Arizona business unit, higher charges related to lower discount rates on decommissioning and restoration liabilities for non-producing mines and transaction costs related to the disposition of shares received from Silver Wheaton in satisfaction of the final Constancia precious metals stream deposit.

•             Loss on disposal of subsidiary is the result of the closing of the sale of our wholly owned subsidiary, Hudbay Michigan Inc., on January 17, 2014.

•             Augusta related transaction costs of $16.1 million associated with our acquisition of Augusta

•             Other finance gains increased by $90.7 million mainly as a result of:

•              gains from the revaluation of previously owned shares in Augusta of $50.2 million upon the acquisition of control of Augusta;

•              mark-to-market gains on the revaluation of newly issued warrants pertaining to the acquisition of Augusta of $19.3 million;

•              mark-to market gains on the Augusta warrants we assumed in connection with the acquisition of $2.7 million;

•              impairment and mark-to-market on available for sale investments was a loss of $1.3 million in 2014 compared to losses of $7.9 million in 2013;

•              foreign exchange losses of $10.0 million in 2014 compared to foreign exchange losses of $15.6 million in 2013; and

•              fair value adjustment on the embedded derivative related to the unsecured notes resulted in a gain of $3.5 million in 2014 compared to a loss of $2.8 million in 2013.

The following is a breakdown of the impact of foreign currency translation to total equity:

	Three months ended		Nine months ended
	Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,
(in $ millions)	2014	2013	2014	2013

(Loss) gain on Peruvian soles denominated transactions, primarily cash translated to USD	(3.7)	0.1	(4.3)	(24.8)
(Loss) gain on revaluation of USD denominated long-term debt and interest expense accrued, net of transaction costs and embedded derivative	(16.7)	14.2	(20.8)	(19.2)
Gain (loss) on revaluation of USD cash balances	6.4	(9.1)	10.4	25.9
Gain (loss) on working capital and other small entities	3.5	(1.5)	4.7	2.5
Total pre-tax (loss) gain	(10.5)	3.7	(10.0)	(15.6)
Total tax (expense) recovery related to translation	(3.3)	1.5	(4.2)	(3.1)
Total (loss) gain to the income statements	(13.8)	5.2	(14.2)	(18.7)
Cumulative translation adjustment gain (loss) in other comprehensive income related to translation of foreign operations, primarily Peru and Arizona	100.5	(35.3)	107.3	39.9

Total increase (decrease) to equity	86.7	(30.1)	93.1	21.2

Tax Expense

For the three and nine months ended September 30, 2014 tax expense increased by $1.6 million and decreased by $7.5 million, respectively, compared to the same period in 2013.

	Three months ended		Nine months ended
	Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,
(in $ thousands)	2014	2013	2014	2013

Non cash - income tax expense [1]	1,757	1,527	8,786	26,008
Non cash - mining tax expense [1]	3,976	1,859	8,274	(8,351)
Total non cash tax expense	5,733	3,386	17,060	17,657

Estimated current taxes payable - income tax	(1,744)	(76)	643	2,775
Estimated current taxes payable - mining tax	4,349	3,355	306	5,052
Total estimated current taxes payable	2,605	3,279	949	7,827

Tax expense	8,338	6,665	18,009	25,484

1  Non cash tax expenses represent our draw down/increase of non cash deferred income and mining tax assets/liabilities.

Income Tax Expense

Our effective income tax rate on the profit before tax for the 2014 year-to-date period was approximately 23.4% (2013 year-to-date - negative 129.0%). Applying the estimated Manitoba statutory income tax rate of 27.0% to our profit before taxes of $40.3 million would have resulted in a tax expense of approximately $10.9 million; however we recorded an income tax expense of $9.4 million (2013 year-to-date - $28.8 million). The significant items causing our effective income tax rate to be different than the 27.0% estimated Manitoba statutory income tax rate include:

•             Certain foreign exchange losses of $24.9 million (2013 year-to-date - $33.2 million) are not deductible for local income tax purposes and therefore result in an increase in deferred tax expense for the year of approximately $6.7 million;

•             The loss of $6.5 million recognized on the disposition of the Back Forty project in Michigan caused deductible temporary differences which can result in a deferred tax asset being recognized to the extent any Canadian accrued gains exist based on the projected applicable capital gains tax rate at 50% of the statutory tax rate. We have not recorded a related deferred tax asset for these deductible temporary differences as there are no Canadian accrued gains on account of capital. The non-deductible portion of the loss plus the tax benefit of the deferred tax asset not recognized, resulted in an increase in deferred tax expense of approximately $1.8 million for the year;

•             The tax benefit of certain Peruvian expenses not recorded in the current and prior years since it was not considered probable that the benefit of these expenses would be realized have now been recognized resulting in a decrease in deferred tax expense of approximately $8.5 million;

•             The recognized gain on available-for-sale investments related to Augusta shares previously owned by Hudbay and certain other fair value adjustments of approximately $72.2 million creates an unrecognized taxable temporary difference resulting in a decrease in deferred tax expense of approximately $19.5 million;

•             The tax benefit of Peruvian loss carryforwards and certain Peruvian decommissioning and restoration liabilities not recorded in the year since it is not considered probable that the benefit would be realized results in an increase in deferred tax expense of approximately $6.3 million (2013 year-to-date — $1.4 million);

•             Certain of our foreign operations incurred losses of $4.9 million (2013 year-to-date - $11.2 million), the tax benefit of which has not been recognized since we determined that it is not probable that we will realize the benefit of these losses, resulting in an increase in deferred tax expense of approximately $1.3 million;

•             Augusta transaction costs of $16.1 million which are not deductible for income tax purposes, resulting in an increase in deferred tax expense for the year of approximately $4.4 million; and

•             Increases to our decommissioning and restoration liabilities resulting from a significant decrease in discount rates required us to record a corresponding non-cash increase to property, plant, and equipment. We recognized a deferred tax expense of $4.5 million (2013 year-to-date — recovery $5.5 million) related to the increase in property, plant and equipment; however, we did not recognize a deferred tax recovery related to the increase in the decommissioning and restoration liabilities because we determined it is not probable that we will realize the benefit of the recovery.

Mining Tax Expense

Applying the Manitoba statutory income tax rate of 15.0% to our profit before taxes for the year-to-date period of $40.3 million would have resulted in a tax expense of approximately $6.0 million and we recorded a mining tax expense of $8.6 million (2013 year-to-date — tax recovery of $3.3 million). For the 2014 year-to-date period, our effective rate for mining taxes was approximately 21.3% (2013 year-to-date - 14.8%). Effective mining tax rates can vary significantly based on the composition of our earnings and the expected amount of mining taxable profits. Corporate costs and other costs not related to mining operations are not deductible in computing mining profits. A brief description on how mining taxes are calculated in our various business units is discussed below.

Manitoba

The Province of Manitoba imposes mining tax on profit related to the sale of mineral products mined in the Province of Manitoba (mining taxable profit) at the following rates:

•             10% of total mining taxable profit if mining profit is $50 million or less;

•             15% of total mining taxable profit if mining profits are between $55 million and $100 million; and

•             17% of total mining taxable profit if mining profits exceed $105 million.

We have accumulated mining tax pools over the years and recorded the related benefits as future mining tax assets. We estimate that the tax rate that will be applicable when temporary differences reverse will be approximately 15.0%.

Peru

The Peruvian government imposes two parallel mining tax regimes, the Special Mining Tax and Modified Royalty, on companies’ operating mining income on a sliding scale, with progressive rates ranging from 2.0% to 8.4% and 1.0% to 12.0%, respectively. Based on financial forecasts, we have recorded a deferred tax liability as at September 30, 2014 at the tax rate we expect to apply when temporary differences reverse.

LIQUIDITY AND CAPITAL RESOURCES

9.50% Senior Unsecured Notes

On August 6, 2014, we issued US$170 million aggregate principal amount of our 9.50% senior unsecured notes due October 1, 2020 (the “Additional Notes”). The Additional Notes are incremental to the US$750 million aggregate principal amount of 9.50% senior unsecured notes that we issued between September 2012 and December 2013 (the “Initial Notes”, and together with the Additional Notes, the “Notes”). The Additional Notes were priced at 107% of the aggregate principal amount, resulting in gross proceeds of US$181.9 million and will yield 8.03% to maturity. The Notes have been classified as long-term debt and accounted for initially at fair value and subsequently at amortized cost using the effective interest rate method. Interest is payable on the Notes semi-annually on April 1 and October 1 of each year, beginning on April 1, 2013. As the proceeds of the Additional Notes were used primarily to fund the repayment of indebtedness of Augusta, interest costs on the Additional Notes have been capitalized to Rosemont project assets. The Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis, by substantially all of our existing and future subsidiaries other than our subsidiaries associated with the Constancia and Rosemont projects.

For further information on the senior unsecured notes, refer to note 16 of our condensed consolidated interim financial statements for the nine months ended September 30, 2014.

Precious Metals Stream Transaction with Silver Wheaton

On September 28, 2012, we closed a precious metals stream transaction with Silver Wheaton related to gold and silver production from our 777 mine and silver production from our Constancia project and received an upfront deposit payment of US$500 million. We received two additional US$125 million deposit payments during the second quarter of 2013 and the first quarter of 2014, respectively. On November 4, 2013, we entered into an amended and restated precious metals stream agreement with Silver Wheaton pursuant to which we agreed to receive an additional US$135 million deposit against delivery of 50% of payable gold from the Constancia project, with the deposit payable in cash or Silver Wheaton shares, at Silver Wheaton’s election. We received Silver Wheaton shares in satisfaction of the gold deposit during the quarter and sold the shares for proceeds of US$134 million.

For further information on the precious metals stream transaction, refer to note 17 of our condensed consolidated interim financial statements for the nine months ended September 30, 2014.

Common Equity Financing

On January 9, 2014, we announced that we had entered into an agreement with a syndicate of underwriters who agreed to purchase, on a bought deal basis, 18,200,000 of our common shares at a price of $8.25 per share. The underwriters were granted an overallotment option, which they exercised in full, for an additional 2,730,000 common shares. The transaction closed on January 30, 2014, and aggregate gross proceeds from the offering were $172.7 million.

Senior Secured Revolving Credit Facility

Our corporate senior secured revolving credit facility matures on September 12, 2016 and has a maximum availability equal to the lesser of US$100 million and a borrowing base related to the accounts receivable and inventory of our Manitoba business unit, which was US$89.1 million at September 30, 2014. As at September 30, 2014, we were in compliance with our covenants under the facility. Also as at September 30, 2014, we had $64.1 million in outstanding letters of credit collateralized by cash and cash equivalents that would have been classified as restricted cash in the absence of the credit facility.

Equipment Finance Facility

In October 2013, we entered into an equipment financing facility with Caterpillar Financial Services Corporation (“CAT Financial”) to finance the purchase of components of the mobile fleet at our Constancia project. Loans pursuant to the equipment financing facility have a term of six years, amortize on a quarterly basis and are secured by the financed equipment. As at September 30, 2014, we have approximately US$75.8 million outstanding under the facility and do not expect further drawdowns.

Constancia Standby Credit Facility

In June 2014, we entered into a US$150 million standby credit facility to provide financing for expenditures on the Constancia project, if required. Any drawdowns under the facility are repayable in quarterly instalments beginning December 31, 2015 and ending September 30, 2018, and will bear interest at LIBOR + 3.50%. The facility is secured by the assets of our Peru business unit. No amounts had been drawn down at September 30, 2014.

Augusta Indebtedness

During the quarter we repaid approximately US$117.9 million of loans made by RK Mine Finance Trust I to Augusta with the proceeds of our Additional Notes offering.

Financial Condition

Financial Condition as at September 30, 2014 compared to December 31, 2013

Cash and cash equivalents decreased by $213.7 million from December 31, 2013 to $417.7 million as at September 30, 2014. This decrease was a result of $752 million of investments primarily at our Constancia project, interest and dividend payments of $93 million and principal payments of $139 million related to the loan made to Augusta and our equipment financing facility. These amounts were partly offset by net proceeds related to the January equity offering of $165 million, the receipt of two deposits under the precious metals stream transaction with Silver Wheaton of US$260 million, net proceeds from our Additional Notes and our equipment financing facility of $291 million, and $43 million of value added-tax refunds from the Peruvian government. We hold the majority of our cash and cash equivalents in low-risk, liquid investments with major Canadian and Peruvian financial institutions.

Working capital decreased by $299.9 million to $283.3 million from December 31, 2013 to September 30, 2014. In addition to the decreased cash and cash equivalents position:

•             Receivables decreased by $19.7 million, primarily due to a decrease in the current portion of the statutory receivable related to the Peruvian sales tax as a portion of the funds were received;

•             Inventories increased by $17.8 million as a result of timing of concentrate shipments.

•             Prepaid expenses increased $45.3 million mainly as a result of timing related to the payments of interest on long-term debt and prepayments to suppliers related to capital projects;

•             Taxes receivable, net of taxes payable, decreased by $19.6 million, mainly as a result of a $32.7 million refund from the Canada Revenue Agency due to the re-filing of prior year tax returns to reflect the “New Mine” status of the Lalor project that was reflected in the tax receivable balance in the second quarter of 2012, offset by taxes paid in the year along with adjustments related to income tax credits.

•             Trade and other payables increased by $84.3 million primarily as a result of our development activities at Constancia and interest on long-term debt;

•             Current portion of long-term debt increased by $16.5 million in relation to the equipment financing facility; and

•             Deferred revenue increased by $15.0 million in relation to the precious metals stream transaction.

Cash Flows

The following table summarizes our cash flows for the three and nine months ended September 30, 2014 and September 30, 2013.

	Three months ended		Nine months ended
	Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,
(in $ thousands)	2014	2013	2014	2013

Profit (loss) for the period	49,248	2,985	22,281	(47,794)
Tax expense	8,338	6,665	18,009	25,484
Items not affecting cash	(74,834)	(16,071)	(46,600)	28,562
Taxes refunded	28,989	19,216	25,180	2,843
Operating cash flows before change in non-cash working capital	11,741	12,795	18,870	9,095
Precious metal stream deposit	149,931	—	289,218	131,475
Change in non-cash working capital	5,105	14,817	(35,283)	510
Cash used in operating activities	166,777	27,612	272,805	141,080
Cash used in investing activities	(328,501)	(259,719)	(731,558)	(773,951)
Cash used in financing activities	14,616	(34,421)	223,925	78,365
Effect of movement in exchange rates on cash and cash equivalents	17,520	(17,912)	21,096	9,905
Decrease in cash and cash equivalents	(129,588)	(284,440)	(213,732)	(544,601)

Cash Flow from Operating Activities

Operating cash flow before stream deposit and change in non-cash working capital was $11.7 million for the third quarter of 2014, a $1.1 million decrease compared with the same period in 2013, primarily as a result of approximately $12.0 million in costs incurred in connection with the acquisition of Augusta, as well as higher revenue offset by higher cost of sales.

Year-to-date operating cash flow before stream deposit and change in non-cash working capital in 2014 was $18.9 million, reflecting an increase of $9.8 million compared to 2013, mainly as a result of higher copper sales volumes and the realized effect of favourable movements in exchange rates.

Cash Flow from Investing and Financing Activities

During the third quarter of 2014 our investing and financing activities used cash of $313.9 million, driven primarily by capital expenditures of $301.6 million and net Peruvian sales tax payments of $29.8 million. In addition, we issued US$170 million aggregate principal amount of 9.50% senior unsecured notes which were priced at 107% of the aggregate principal amount resulting in gross proceeds of US$181.9 million ($197.8 million). This cash inflow was partially offset by the repayment of third party debt acquired upon the acquisition of Augusta of $128.6 million and by the payment of interest on long-term debt of $48.8 million.

Year-to-date, we used $507.6 million in investing and financing activities primarily driven by capital expenditures of $752.0 million and interest payments of $88.5 million. In addition, we reclassified $23.0 million from cash and cash equivalents to restricted cash as Hudbay Peru was required to provide a letter of credit as an annual deposit of security with respect to its decommissioning and restoration obligations. These activities were partly offset by net proceeds of $164.8 million related to the issuance of equity, Peruvian sales tax receipts of $42.7 million and net borrowings of $152.3 million related to equipment financing, the issuance of senior unsecured notes and the repayment of third party debt in Augusta.

Capital Expenditures

The following summarizes cash additions to capital assets for the periods indicated:

	Three months ended		Nine months ended
	Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,
(in $ millions)	2014	2013	2014	2013

777 Mine	7.8	9.2	27.1	27.5
Reed	3.3	—	6.0	—
Lalor Mine	3.4	8.4	16.9	13.9
Flin Flon and Snow Lake Concentrators	2.4	0.1	10.3	0.6
Flin Flon and Snow Lake Other	3.3	2.5	9.0	7.4
Zinc Plant	2.0	0.7	2.8	2.0
Other	0.1	1.6	0.3	0.8
Sustaining capital expenditures	22.3	22.5	72.4	52.2
Lalor Project	26.3	27.4	55.3	73.0
Capitalized Peru	202.8	124.2	660.8	480.4
Rosemont Project	9.0	—	9.0	—
777 North Expansion	—	(0.4)	—	1.3
Reed Project	—	8.2	2.4	32.4
Growth capital expenditures	238.1	159.4	727.5	587.1
Capital accruals for the period	41.2	45.0	(47.9)	27.2
Total	301.6	226.9	752.0	666.5

Our capital expenditures for the three months ended September 30, 2014 were $301.6 million, an increase of $74.7 million compared to the same period in 2013. The increase is primarily due to increased expenditures at our Constancia project, partially offset by lower capitalized costs at our Reed mine due to the commencement of commercial production on April 1, 2014.

Our capital expenditures for the nine months ended September 30, 2014 increased by $85.5 million compared to the same period in 2013, primarily due to increased capitalized expenditures at our Constancia project and increased costs at our Snow Lake Concentrator, partially offset by lower costs at our Reed mine and Lalor project.

Capital Commitments

As at September 30, 2014, we had outstanding capital commitments in Canada of approximately $34.4 million primarily related to our Lalor project, of which approximately $23.2 million cannot be terminated by Hudbay, approximately $71.8 million in Peru, primarily related to our Constancia project, of which approximately $18.9 million cannot be terminated by Hudbay and approximately $64.7 million in Arizona, primarily related to the Rosemont project and expected to be paid after the commencement of Rosemont construction, of which approximately $62.7 million cannot be terminated by Hudbay.

Liquidity

During the last quarter of 2014, we anticipate making approximately $118 million in capital expenditures on the Constancia and Lalor projects, in addition to $164.5 million in accrued but unpaid expenditures on these projects as at September 30, 2014. We have total pro-forma available and committed liquidity of approximately $633 million, including $417.7 million in cash and cash equivalents at September 30, 2014 and availability under our credit facilities.

To the extent that metals prices decline materially from current levels or we have other unanticipated demands on liquidity, we may need to raise additional financing or pursue other corporate initiatives.

Outstanding Share Data

As of October 28, 2014, there were 233,640,065 common shares of Hudbay issued and outstanding. In addition, Hudbay warrants to acquire an aggregate of 21,830,490 common shares of Hudbay were outstanding and Augusta warrants to acquire an aggregate of 1,472,610 common shares of Hudbay and 794,742 warrants of Hudbay were outstanding; there were also options for an aggregate of 2,206,967 common shares outstanding.

TREND ANALYSIS AND QUARTERLY REVIEW

The following table sets forth selected consolidated financial information for each of our eight most recently completed quarters.

	2014			2013				2012 [2]
(in $ thousands)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	185,431	139,329	106,779	136,082	130,179	130,659	119,881	180,994
Profit (loss) before tax	57,586	6,843	(24,139)	(33,693)	9,650	(39,883)	7,924	24,509
Profit (loss)	49,248	252	(27,219)	(61,481)	2,985	(52,686)	1,907	8,143
Earnings (loss) per share:
Basic	0.22	—	(0.15)	(0.32)	0.03	(0.31)	0.01	0.05
Diluted	0.22	—	(0.15)	(0.32)	0.03	(0.31)	0.01	0.05
Operating cash flow per share[1]	0.05	0.06	(0.02)	—	0.07	(0.06)	0.07	0.03

1                   Operating cash flow per share is before stream deposit and change in non-cash working capital. It is a non IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, refer to page 31 of this MD&A.

2                   The 2012 balances reflect the adjustments required by the revised IAS 19, Employee Benefits. See note 4 of our 2013 annual consolidated financial statements.

Our revenue over the last three years has decreased as a result of lower volume sold and lower realized prices. The decrease in volume sold, primarily of copper concentrate, is mainly the result of declines in copper grades due to planned mine sequencing at the 777 mine and the closure of the Trout Lake and Chisel North mines in 2012. In the second and third quarters of 2014, with the Reed mine achieving commercial production levels of output, copper volumes have risen compared to recent periods. The ramp up of the Lalor mine and the higher levels of output from the Reed mine are expected to begin reversing the declines in output seen in recent years.

The third quarter of 2014 has benefited from the aforementioned increase in copper output and also from the one-time gain on disposition of previously owned shares in Augusta of $50.2 million. In addition, the first quarterly mark-to-market adjustment related to the Hudbay warrant consideration paid to Augusta shareholders and the Augusta warrants that we assumed in connection with the acquisition resulted in a gain of $22.0 million. However, these gains were offset by $12.0 million of costs in connection with the acquisition of Augusta during the third quarter of 2014. The volatile currency markets continued in the third quarter of 2014 resulting in a loss on foreign exchange of $10.5 million.  This loss is the result of a weaker Canadian dollar against the US dollar which unfavourably impacts translation of our unsecured notes.

The second quarter of 2014 has benefited from the aforementioned increase in copper output and also benefited from foreign exchange gains of $9.1 million as a result of a stronger Canadian dollar against the US dollar which favourably impacts translation of our unsecured notes. The loss in the first quarter of 2014 was related to a loss on disposal of Hudbay Michigan of $6.5 million and foreign exchange losses of $8.6 million incurred from the weakening of the Canadian dollar against the US dollar.

The loss in the fourth quarter of 2013 included foreign currency translation losses, an impairment charge on the Back Forty project and deferred tax expense associated with Peruvian items. The profits in the first and third quarters of 2013 and fourth quarter of 2012 were mainly a result of finance gains related to foreign exchange gains as well as a lower tax expense as a result of lower gross margin. The loss in the second quarter of 2013 was mainly the result of foreign exchange loss and deferred tax expense on the translation of Peruvian tax basis.

Operating cash flow per share was higher in the second and third quarters of 2014 as a result of higher revenues derived mostly from higher copper sales volume. Prior to this quarter, lower operating cash flow per share compared to earlier quarters was primarily the result of reduced revenues from generally lower metal prices, as well as lower gold and silver cash receipts as a result of the stream transaction and the closure of two mines in 2012.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

Operating cash flow per share and cash cost per pound of copper sold are included in this MD&A because we believe that, in the case of operating cash flow per share, it helps investors to evaluate changes in cash flow while taking into account changes in shares outstanding, and in the case of cash cost, it helps investors assess the performance of our operations. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Operating cash flow per share

The following table presents our calculation of operating cash flow per share for the three and nine months ended September 30, 2014 and September 30, 2013.

	Three months ended		Nine months ended
(in $ thousands, except shares and	Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,
per share amounts)	2014	2013	2014	2013

Operating cash flow before stream deposit and change in non-cash working capital	11,741	12,795	18,870	9,095
Weighted average shares outstanding	222,742,698	172,073,980	200,730,956	172,038,343
Operating cash flow per share	$0.05	$0.07	$0.09	$0.05

Cash cost per pound of copper sold

Cash cost per pound of copper sold is a non IFRS measure that management uses as a key performance indicator to assess the performance of our operations. Our calculation designates copper as our primary metal of production as it is currently, and is expected to be, the largest component of revenues. The calculation is presented in two manners:

•             Cash cost per pound of copper sold, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of copper sold, our primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, significantly affected by the relative mix of metal sales, and an increase in production of a by-product metal will tend to result in an increase in cash costs under this measure, regardless of the profitability of the increased by-product metal production.

•             Cash cost per pound of copper sold, net of by-product credits - In order to calculate the cost to produce and sell copper, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than copper. The by-product revenues from zinc, gold and silver are significant and are integral to the economics of our Company. The economics that support our decision to produce and sell copper would be different if our Company did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum copper price consistent with positive operating cash flows and operating margins, assuming by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure our operating performance versus that of our competitors. However, it is important to understand that if by-product metal prices decline alongside copper prices, the cash cost per pound of copper sold, net of by-product credits would increase, requiring a higher copper price than that reported to maintain positive cash flows and operating margins.

The following table presents our calculation of gross cash cost per pound of copper sold and cash cost per pound of copper sold, net of by-product credits for the three and nine months ended September 30, 2014 and 2013.

	Three months ended		Nine months ended
	Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,
(In $ thousands, except dollar per pound amounts)	2014	2013	2014	2013

By-product credits:
Zinc	76,251	56,637	188,383	164,169
Gold	29,489	25,223	69,533	74,234
Silver	4,781	3,433	11,368	10,555
Other	1,194	2,332	3,441	4,712
Total by-product credits	111,715	87,625	272,725	253,670
Less: deferred revenue	(17,215)	(17,581)	(39,730)	(52,089)
Less: pre-production credits	(1,548)	(500)	(9,230)	(9,788)
Total by-product credits, net of pre-production credits	92,952	69,544	223,765	191,793

By-product credits, per net copper pound sold:
Zinc	2.99	3.98	3.51	3.62
Gold	1.16	1.77	1.29	1.64
Silver	0.19	0.24	0.21	0.23
Other	0.05	0.16	0.06	0.10
Total by-product credits	4.39	6.15	5.07	5.59
Less: deferred revenue	(0.68)	(1.24)	(0.74)	(1.15)
Less: pre-production credits	(0.06)	(0.04)	(0.17)	(0.22)
Total by-product credits, net of pre-production credits	3.65	4.87	4.16	4.22

Cash cost, before by-product credits	134,277	87,940	335,268	274,050
By-product credits, net of pre-production credits	(92,952)	(69,544)	(223,765)	(191,793)
Cash cost, net of by-product credits	41,325	18,396	111,503	82,257

Pounds of copper sold	25,677	14,362	56,333	46,545
Less: pre-production pounds of copper sold	175	135	2,628	1,253
Net pounds of copper sold	25,502	14,227	53,705	45,292

Cash cost per pound of copper sold, before by-product credits	5.27	6.16	6.24	6.04
By-product credits (per pound)	(3.65)	(4.87)	(4.16)	(4.22)
Cash cost per pound of copper sold, net of by-product credits	1.62	1.29	2.08	1.82

Reconciliation to IFRS:
Cash cost, net of by-product credits	41,325	18,396	111,503	82,257
By-product credits	111,715	87,625	272,725	253,670
Change in deferred revenues	(17,215)	(17,581)	(39,730)	(52,089)
Pre-production revenue	(1,548)	(500)	(9,230)	(9,788)
Treatment and refining charges	(9,327)	(4,858)	(23,163)	(14,522)
Share based payment	(129)	507	512	684
Adjustments related to zinc inventory write-downs (reversals)	—	—	(5,011)	—
Cost of sales - operating costs (excluding depreciation)	124,821	83,589	307,606	260,212

Cash cost after by-product credits in the third quarter of 2014 was $1.62/lb, compared to $1.29/lb for the same period in 2013. Cash cost before by-product credits in the third quarter of 2014 was $0.89/lb lower compared to same period in 2013 due to an increase in contained copper produced in concentrate and reduced costs per unit at Snow Lake operations. However, by-product credits were $1.22/lb compared to the same period in 2013 as a result of a lower ratio of both zinc and gold to copper sales in the current quarter. Consequently, these two offsetting factors resulted in a net increase to cash cost after by-product credits in the third quarter of 2014 compared to the same period in 2013.

Year-to-date cash cost after by-product credits was $2.08/lb, compared to $1.82/lb in 2013. The 3% increase in cash cost before by-product credits of $0.20/lb is due to slightly higher operating costs at Flin Flon operations and the zinc plant versus prior year. By-product credits for the nine months ended September 30, 2014 were $0.06/lb lower than the same period in 2013 as a result of a lower ratio of both zinc and gold to copper sales in the current year-to-date period. Consequently, these two factors resulted in a net increase to the year-to-date cash costs after by-product credits compared to the same period in 2013.

ACCOUNTING CHANGES AND CRITICAL ESTIMATES

New standards adopted in 2014

For information on our adoption of new accounting standards, refer to note 3 of our September 30, 2014 condensed consolidated interim financial statements.

New standards and interpretations not yet adopted

For information on new standards and interpretations not yet adopted, refer to note 4 of our September 30, 2014 condensed consolidated interim financial statements.

Estimates and judgements

For information on significant areas requiring us to make estimates and judgements, refer to note 2 of our September 30, 2014 condensed consolidated interim financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”). ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Limitation on Scope of Design

Management has determined to limit the scope of design of disclosure controls and procedures (“DC&P”) and ICFR to exclude controls, policies and procedures of Augusta, which Hudbay acquired on July 16, 2014. Augusta’s total assets, net assets, total revenues and net loss on a combined basis constitute approximately 17%, 25%, 0% and 2%, respectively, of the consolidated interim financial statement amounts as of and for the nine months ended September 30, 2014.

This scope of limitation is in accordance with section 3.3(1)(b) of NI 52-109, which allows for an issuer to limit the design of DC&P or ICFR to exclude a business that the issuer acquired not more than 365 days before the end of the financial period to which the Chief Executive Officer’s and Chief Financial Officer’s certification of annual filings relates.

The following tables present summary financial information related to Augusta that has been included in Hudbay’s consolidated interim financial statements for the three and nine months ended September 30, 2014:

Three and nine months ended September 30, 2014
Net profit	$535

As at September 30, 2014
Current assets	3,455
Non-current assets	943,849
Current liabilities	3,723
Non-current liabilities (including intercompany)	349,103

Changes in ICFR

During the first quarter of 2014, we implemented a new enterprise resource planning (“ERP”) information system at Hudbay Peru, which included the replacement of its key financial systems. The implementation of the new ERP system followed our project plans, which included a number of typical project controls, such as the testing of data conversion and system reports, user training and user acceptance testing, in order to support ICFR during and after the implementation.

With the exception of the internal controls of Augusta, we did not make any changes to ICFR during the quarter ended September 30, 2014 that materially affected or are reasonably likely to materially affect our ICFR.

Inherent Limitations of Controls and Procedures

All internal control systems, no matter how well designed, have inherent limitations. As a result, even systems determined to be effective may not prevent or detect misstatements on a timely basis, as systems can provide only reasonable assurance that the objectives of the control system are met. In addition, projections of any evaluation of the effectiveness of ICFR to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.